SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

         		Under the Securities Exchange Act of 1934
                            (Amendment No. 6)*

                        	Consilium, Inc.
                             (Name of Issuer)

                           	Common Stock
                      (Title of Class of Securities)

                                208547109
                              (CUSIP Number)

                        Centennial Associates, L.P.
                   900 Third Avenue, New York, NY  10022
                              (212) 753-5150
                   Attention:  Peter K. Seldin
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                  	    October 12, 1998
  (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (continued on following page(s))

Cusip No.: 208547109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Centennial Associates, L.P.
                         (13-2860099)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:           1,615,785
    Shares
    Beneficially   (8)  Shared Voting Power:             -0-
    Owned by
    Each           (9)  Sole Dispositive Power:      1,615,785
    Reporting
    Person With   (10)  Shared Dispositive Power:        -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    1,615,785

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11): 20.38%

14) Type of Reporting Person:                PN

This Amendment No. 6 to Schedule 13D, originally filed September 7, 1993
(the "Schedule 13D") by Centennial Associates, L.P., relates to the common stock (the "Common Stock") of Consilium, Inc. (the "Company"), whose principal executive offices are at 640 Clyde Court, Mountain View, California, 94043. Unless otherwise indicated all capitalized terms used herein shall have the same meanings as set forth in the Schedule 13D. All information previously disclosed in the Schedule 13D, except as set forth herein, is reconfirmed.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
         Respect to Securities of the Issuer.
     Item 6 of Schedule 13D is hereby supplemented by the addition of the following:
     In connection with an Agreement and Plan of Merger and Reorganization dated as of October 12, 1998 (the "Reorganization Agreement") between the Company and Applied Materials, Inc. ("Applied Materials") Centennial entered into a Voting Agreement (the "Voting Agreement") with Applied Materials on October 12, 1998. Pursuant to Section 3.1 of the Voting Agreement, Centennial agreed to vote all of the shares of Common Stock owned by it in favor of the Merger (as defined in the Reorganization Agreement), the execution and delivery by the Company of the Reorganization Agreement and the adoption and approval of the terms thereof, and in favor of each of the other actions contemplated by the Reorganization Agreement and any action required in furtherance thereof.

Centennial has also executed and delivered to Applied Materials an irrevocable proxy granting Applied Materials the authority to vote the 1,615,785 shares of Company Common Stock owned by Centennial with respect to the matters described above. Centennial retains the right to vote its shares of Common Stock with respect to matters other than those identified in the Voting Agreement.

Also in connection with the Reorganization Agreement, Centennial entered into an Affiliate Agreement (the "Affiliate Agreement") with Applied Materials, dated as of October 12, 1998. Pursuant to Section 3(a) of the Affiliate Agreement, Centennial agreed that during the period from the date 30 days prior to the date of consummation of the Merger (as defined in the Reorganization Agreement) through the date on which financial results covering at least 30 days of post-Merger combined operation of Applied Materials and the Company have been published by Applied Materials: (within the meaning of the applicable "pooling of interests" accounting requirements): (i) Centennial will not sell, transfer, or otherwise dispose of, or reduce its interest in or risk relating to (A) any capital stock of Consilium (including any additional shares of Consilium acquired by Centennial) except pursuant to and upon consummation of the Merger, or (B) any option or other right to purchase any shares of capital stock of Consilium, except pursuant to and upon consummation of the Merger; and
(ii) Centennial will not sell, transfer or otherwise dispose of, or reduce its interest in or risk relating to, (A) any shares of capital stock of Applied Materials (including without limitation any additional shares of capital stock of Applied Materials acquired by Centennial), or (B) any option or other right to purchase any shares of capital stock of Applied Materials. Centennial has also agreed, pursuant to Section 3 of the Affiliate Agreement, not to transfer any Applied Materials Common Stock received in the Merger, except as permitted in the Affiliate Agreement.

Item 7. Material to be Filed as Exhibits.
Item 7 of Schedule 13D is hereby supplemented by the addition of the following:
 		Exhibit 1: Voting Agreement dated as of October 12, 1998 is incorporated herein by reference to Exhibit 99.2 of the Company's current report on Form 8-K dated October 14, 1998 and filed with the Securities and Exchange Commission on October 14, 1998.
Exhibit 2: Affiliate Agreement dated as of October 14, 1998 is incorporated herein by reference to Exhibit C of the Company's current report on Form 8-K dated October 14, 1998 and filed with the Securities and Exchange Commission on October 14, 1998.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  October 23, 1998


CENTENNIAL ASSOCIATES, L.P.

By: /s/Peter K. Seldin
       Peter K. Seldin
       General Partner